UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Dyersburg Corporation
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   267575-10-8
                                 (CUSIP Number)

                            Kenneth M. Socha, Esquire
                                    Suite 610
                               1627 I Street, N.W.
                             Washington, D.C. 20006
                                 (202) 452-0101
       ------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 6, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement _.

CUSIP NO.  267575-10-8

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

         Kurt T. Borowsky
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)       __
         (b)       X
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
--------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                             /___/
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
 -------------------------------------------------------------------------------
Number of Shares              7) Sole Voting Power .................     177,263
Beneficially Owned               _______________________________________________
by Each Reporting             8) Shared Voting Power ...............   1,595,370
Person With                      _______________________________________________
                              9) Sole Dispositive Powers ...........     177,263
                                 _______________________________________________
                             10) Shared Dispositive Power ..........   1,595,370
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person .....................................   1,772,633
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares  ........................................ Not Applicable
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) .....         13.50%
--------------------------------------------------------------------------------
14)      Type of Reporting Person .................................           IN

CUSIP NO.  267575-10-8

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

         David J. Roy
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)      __
         (b)       X
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
--------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                             /___/
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
Number of Shares               7)  Sole Voting Power ................        -0-
Beneficially Owned                 _____________________________________________
by Each Reporting              8)  Shared Voting Power ..............  1,494,670
Person With                        _____________________________________________
                               9)  Sole Dispositive Powers ..........        -0-
                                   _____________________________________________
                              10)  Shared Dispositive Power .........  1,494,670
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person ....................................    1,494,670
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares  ..................................       Not Applicable
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) ............  11.39%
--------------------------------------------------------------------------------
14)      Type of Reporting Person .......................................     IN

CUSIP NO.  267575-10-8

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

         Van Beuren Management Trust
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)      __
         (b)       X
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
--------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                             /___/
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
Number of Shares              7)  Sole Voting Power ...................      -0-
Beneficially Owned                ______________________________________________
by Each Reporting             8)  Shared Voting Power .................  394,670
Person With                       ______________________________________________
                              9)  Sole Dispositive Powers .............      -0-
                                  ______________________________________________
                             10)  Shared Dispositive Power ............  394,670
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person ........................................  394,670
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares ..................................        Not Applicable
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) .............  3.01%
--------------------------------------------------------------------------------
14)      Type of Reporting Person ........................................    00

CUSIP NO.  267575-10-8

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

         The MCJ Foundation
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)      __
         (b)       X
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
--------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                             /___/
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
Number of Shares              7)  Sole Voting Power ...................      -0-
Beneficially Owned                ______________________________________________
by Each Reporting             8)  Shared Voting Power ............     1,100,000
Person With                       ______________________________________________
                              9)  Sole Dispositive Powers ...............    -0-
                                  ______________________________________________
                              10) Shared Dispositive Power ........... 1,100,000
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person ..................................      1,100,000
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares ......................................... Not Applicable
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) ...........    8.38%
--------------------------------------------------------------------------------
14)      Type of Reporting Person  .......................................    00

CUSIP NO.  267575-10-8

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

         The PICK Foundation, Inc.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)      __
         (b)       X
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
--------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                             /___/
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
Number of Shares               7) Sole Voting Power ....................     -0-
Beneficially Owned                ______________________________________________
by Each Reporting              8) Shared Voting Power .................. 100,700
Person With                       ______________________________________________
                               9) Sole Dispositive Powers ..............     -0-
                                  ______________________________________________
                              10) Shared Dispositive Power ............. 100,700
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person .....................................     100,700
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares ...................................       Not Applicable
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) .............   .77%
--------------------------------------------------------------------------------
14)      Type of Reporting Person .......................................     00

Item 1.           Security and Issuer:

                  Common Stock, par value $.01 per share, of Dyersburg Corporation 1315 East Phillips Street, P.O. Box 767, Dyersburg, TN 38024

Item 2.           Identity and Background

General. Item 2 is hereby supplemented to reflect The MCJ Foundation, which acquired 1,100,000 shares of Dyersburg Corporation Common Stock by transfer, without consideration, from Van Beuren Management Trust. Messrs. Borowsky and Roy are the sole trustees of Van Beuren Management Trust and also have the sole power to vote and dispose of the shares of Dyersburg Corporation Common Stock transferred to The MCJ Foundation.

                  Item 2 is further supplemented to reflect The PICK Foundation, Inc. which acquired 100,700 shares of Dyersburg Corporation Common Stock by transfer, without consideration, from Van Beuren Management Trust. The PICK Foundation, Inc. is a family foundation qualified as a charitable organization exempt from federal taxation under Section 501(c)(3) of the Internal Revenue Code. Mr. Borowsky shares the power to vote and dispose of the shares of Dyersburg Corporation Common Stock held by the PICK Foundation, Inc. with his spouse and children.

                                                   Present Occupation  and
                                                   Name, Principal Business
                                                   Address of Name of Filing
                                                   Organization in which Person
                                                   Business Address such
                                                   Employment is
(Items 2(a))                  (Item 2(b))          Conducted (Item 2(c))
------------                  -----------          ---------------------

1.  Kurt T. Borowsky           330 South Street     Chairman of Van Beuren
                               P.O. Box 1975        Management, Inc. (finan-
                               Morristown, NJ       cial management) Vice
                               07962                Chairman, Harding Service
                                                    LLC (management
                                                    consulting) 330 South St.,
                                                    Morristown, NJ 07960

                                                    Present Occupation and
                                                    Name, Principal Business
                                                    Address of Name of Filing
                                                    Organization in which Person
                                                    Business Address such
                                                    Employment is
(Items 2(a))                   (Item 2(b))          Conducted (Item 2(c))
------------                   -----------          ---------------------

2.  David J. Roy               330 South Street     President; The Cambridge
                               P.O. Box  1975       Group (consulting) 1334
                               Morristown, NJ       Park View Avenue,
                               07962                Manhattan Beach, CA
                                                    90266; Vice Chairman of
                                                    Van Beuren Management,
                                                    Inc.(financial manage-
                                                    met); 330 South St.,
                                                    Morristown, NJ 07960

3.  Van Beuren                 330 South Street     Private irrevocable trust
     Management Trust          P.O. Box 1975
                               Morristown, NJ
                               07962

4.  The MCJ Foundation         330 South Street     Private charitable
                               P. O. Box 1975       Foundation
                               Morristown, NJ
                               07962

5.  The PICK Foundation,       330 South Street     Private charitable
     Inc.                      P. O. Box 1975       Foundation
                               Morristown, NJ
                               07962

Item 2(d) & (e)

                  During the last five years, none of Mr. Borowsky, Mr. Roy, the Van Beuren Management Trust, The MCJ Foundation, or The PICK Foundation, Inc. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to Federal or State securities laws or finding any violation with respect to any such laws.

Item 2(f).        Citizenship of Each Person Filing:

                  United States

Item 3.           Source and Amount of Funds or Other Considerations

                  Not Applicable

Item 4.           Purpose of Transaction

                  This amendment is necessitated solely by the fact that on November 6, 1996, 1,100,000 shares of Dyersburg Corporation Common Stock held by the Van Beuren Management Trust (the "Trust") were transferred, without consideration, to The MCJ Foundation (the "Foundation") and on November 8, 1996 100,700 shares of Dyersburg Corporation Common Stock held by the Foundation, were transferred, without consideration, to The PICK Foundation, Inc. Kurt T. Borowsky and David J. Roy are the sole trustees of the Trust and have the sole power to vote and dispose of the shares of Dyersburg Corporation Common Stock held by the Foundation. Messrs. Borowsky and Roy, therefore, retain beneficial ownership of the shares of Dyersburg Common Stock owned by both the Trust and the Foundation. Mr. Borowsky also has voting and dispositive power over his directly held shares and shares such power with his spouse and children with respect to the shares of Dyersburg Corporation Common Stock held by The PICK Foundation, Inc.

Item 5.           Interest in Securities of the Issuer.

                  By virtue of their status as co-trustees of the Van Beuren Management Trust (the Trust") and as holders of the power to vote and dispose of the shares of Dyersburg Corporation Common Stock held by The MCJ Foundation (the "Foundation"), Messrs. Borowsky and Roy share voting and investment power (together with the Trust and Foundation) and may be deemed to be the beneficial owners of the 1,595,370 shares of Dyersburg Corporation Common Stock (the "Common Stock") held by the Trust and Foundation, representing 12.15% of the outstanding shares of Common Stock. Mr. Borowsky also holds directly 177,263 (1.35%) shares of the Common Stock and has voting and dispositive power over his directly held shares. Mr. Borowsky also shares voting and dispositive power of the 100,700 shares of Common Stock owned by The PICK Foundation, Inc. with his spouse and children. Mr. Roy does not directly hold any shares of the Common Stock.

Item 6. Contracts, Arrangements, Understanding, Relationships with Respect to Securities of the Issuer.

                  Not Applicable.

Item 7.           Material to be filed as Exhibits.

                  1.  Joint Filing Agreement.
                  2. Power of Attorney appointing Kenneth M. Socha as attorney in fact.

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 12, 1996                           /s/ Kurt T. Borowsky*
                                            ---------------------
                                            Kurt T. Borowsky



                                            /s/ David J. Roy*
                                            ---------------------
                                            David J. Roy


                                            VAN BEUREN MANAGEMENT TRUST

                                            By /s/ Kurt T. Borowsky*
                                            ---------------------------
                                            Kurt T. Borowsky, Trustee



                                            THE MCJ FOUNDATION

                                            By /s/ Kurt T. Borowsky*
                                            ---------------------------
                                            Kurt T. Borowsky, Director


                                            THE PICK FOUNDATION, INC.

                                            By /s/ Kurt T. Borowsky*
                                            ---------------------------
                                            Kurt T. Borowsky, Director



*By /s/ Kenneth M. Socha
----------------------------------
Kenneth M. Socha, Attorney-in-Fact